EXHIBIT 18


                    LETTER RE CHANGE IN ACCOUNTING PRINCIPLES


TO THE GENLYTE GROUP INCORPORATED

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of August 30, 1998, Genlyte changed from the first-in, first-out method of accounting for inventory to the last-in, first-out method. According to management of Genlyte, this change was made to have a consistent method throughout the U.S. operations because the Thomas Lighting U.S. inventories, now consolidated with Genlyte through Genlyte Thomas, are valued using the last-in, first-out method.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that Genlyte's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussion with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.



                                                 /s/ ARTHUR ANDERSEN LLP
                                                    ----------------------------
                                                     ARTHUR ANDERSEN LLP